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                        GUANGSHEN RAILWAY COMPANY LIMITED
                   (A JOINT STOCK LIMITED COMPANY INCORPORATED
                       IN THE PEOPLE'S REPUBLIC OF CHINA)
                                (STOCK CODE: 525)

                                  ANNOUNCEMENT

             VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION
                         DETERMINATION OF CONSIDERATION

The exact amount of the consideration payable by the Company to Guangzhou Yang Cheng for the acquisition of the railway transportation business between Guangzhou and Pingshi and all assets and liabilities relating to such business has been determined at RMB10,138,581,948.

Reference is made to the Company's announcements dated 15 November 2004, 30 December 2004, 6 December 2005, 20 January 2006, 29 November 2006, 5 December 2006, 6 December 2006, 11 December 2006, 12 December 2006, 15 December 2006, 20
December 2006 and 29 December 2006 regarding the A Share Issue.

The Company announces that the exact amount of the consideration payable by the Company to Guangzhou Yang Cheng for the acquisition of the railway transportation business between Guangzhou and Pingshi and all assets and liabilities relating to such business has been determined at RMB10,138,581,948 by a completion audit undertaken by the Company which was completed on 26 June 2007. Out of the total consideration of RMB10,138,581,948, RMB5,265,250,000 has been paid by the Company and the balance of RMB4,873,331,948 will be settled by the Company within 15 Days from 26 June 2007.

The amount of total consideration so determined by the completion audit as mentioned above falls within the agreed consideration range from RMB9,237,708,630 to RMB11,290,532,770 as set out in the circular of the Company dated 5 December 2004.

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DEFINITIONS

"A Share(s)"                    the  domestic invested share(s) of the Company with a nominal value of
                                RMB1.00 each

"A Share Issue"                 the issue and allotment of 2,747,987,000 A Shares to institutional and public investors in the
                                PRC by the Company, in which such A Shares had been listed on the Shanghai Stock Exchange on 22
                                December 2006

"Company"                       Guangshen Railway Company Limited, a joint stock limited company incorporated in the PRC, the H
                                Shares of which are listed on HKSE and the ADSs of which are listed on NYSE

"Day(s)"                        working day(s), not including Saturdays, Sundays and PRC public holidays

"Guangzhou Yang Cheng"          Guangzhou Railway Group Yang Cheng Railway Company, the name of which had subsequently been changed to Guangzhou Railway Group  Yang Cheng Railway Industrial Development Company , a PRC state-owned enterprise and a wholly-owned subsidiary of Guangzhou Railway (Group) Company, a state-owned enterprise and the largest shareholder of the Company

"HKSE"                          The Stock Exchange of Hong Kong Limited

"H Share(s)"                    overseas listed foreign share(s) of the Company with a nominal value of RMB1.00, which are subscribed for and traded in Hong Kong dollars on HKSE

"NYSE"                          The New York Stock Exchange, Inc.

"PRC"                           The People's Republic of China

                                              By Order of the Board
                                        GUANGSHEN RAILWAY COMPANY LIMITED
                                                 GUO XIANGDONG
                                                Company Secretary

Shenzhen, the PRC, 28 June 2007

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As at the date of this announcement, the Board comprises:

Executive Directors

He Yuhua
Yang Yiping
Yang Jinzhong

Non-executive Directors

Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors

Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

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